Filed by First Trust/Value Line(R) & Ibbotson Equity Allocation Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

    Subject Company: First Trust/Value Line(R) & Ibbotson Equity Allocation Fund
                                                         (File Number 811-21517)



PRESS RELEASE

SOURCE:  First Trust/Value Line(R) & Ibbotson Equity Allocation Fund

FIRST TRUST/VALUE LINE(R) & IBBOTSON EQUITY ALLOCATION FUND BOARD APPROVES REORGANIZATION INTO EXCHANGE-TRADED FUND

LISLE, IL - (BUSINESS WIRE) - July 26, 2006 - First Trust Advisors L.P. (FTA) announced today that the Board of Trustees of First Trust/Value Line(R) & Ibbotson Equity Allocation Fund (AMEX:FVI) and of First Trust Exchange-Traded Fund (FTETF) have voted to approve the reorganization of FVI into First Trust Value Line(R) Equity Allocation Index Fund (FVEAF), an exchange-traded fund and newly created series of FTETF. Under the terms of the proposed reorganization, which is expected to be tax-free, the assets of FVI would be transferred to, and the liabilities of FVI would be assumed by, FVEAF in exchange for shares of FVEAF. The FVEAF shares would then be distributed to FVI shareholders and FVI would be terminated. The reorganization is subject to certain conditions, including that the reorganization be approved by the shareholders of FVI. A meeting of FVI shareholders is expected to be scheduled for a date on or before December 15, 2006. Any solicitation of proxies by FVI in connection with this shareholder meeting will only be made pursuant to separate proxy materials filed with the U.S. Securities and Exchange Commission (SEC) under applicable federal securities laws. There can be no assurance that the necessary percentage of the shareholders of FVI will vote in favor of the proposed reorganization. Assuming the reorganization is approved by FVI shareholders, the reorganization is anticipated to take place no later than January 31, 2007 and would be effected based upon the respective net asset values of FVI and FVEAF on the immediately preceding business day.

FVI is a diversified closed-end management investment company. FVI's investment objective is to provide capital appreciation. It seeks to outperform the Standard & Poor's 500 Composite Stock Price Index by investing in a diversified portfolio of common stocks selected through the application of a disciplined investment strategy implemented by its investment adviser, FTA.

FVEAF is a diversified series of FTETF, an exchange-traded fund. The investment objective of FVEAF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called Value Line(R) Equity Allocation Index. The stock selection methodology for the Index is substantially similar to the investment strategy utilized for FVI. The investment adviser for FVEAF will be FTA.

In connection with the proposed reorganization, FVI and FTETF, on behalf of FVEAF, intend to file relevant materials with the SEC, including a Form N-14 combined proxy statement for FVI and prospectus for FVEAF. Because the proxy statement/prospectus will contain important information, FVI's shareholders are urged to read it carefully when it becomes available. When filed with the SEC, the proxy statement/prospectus will be available free of charge at the SEC's website, www.sec.gov. FVI's shareholders will also be able to obtain copies of these documents and other transaction-related documents, when available, by calling FTA toll-free at 800-621-1675. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.


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CONTACT: Jim Dykas - 630-322-7665

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SOURCE: First Trust/Value Line(R) & Ibbotson Equity Allocation Fund